

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2010

Nana Baffour, CFA
Chief Executive Officer and Co-Executive Chairman
Midas Medici Group Holdings, Inc.
445 Park Avenue, 20th Floor
New York, NY 10022

> **Re:** **Midas Medici Group Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed October 1, 2010**
> **File No. 333-166480**

Dear Mr. Baffour:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 in our letter dated July 27, 2010. Please advise us whether any provisions in the charter of Midas Medici would require it to seek shareholder approval of the business combination.

2. We note that upon the closing of the merger, Midas Medici will add three members to its board of directors. Please advise us whether Midas Medici will seek shareholder approval for these additional board members, and if not, please explain why.

Risk Factors

Risks Related to Midas Medici

We may not be able to successfully integrate acquisitions to realize the full benefits of the combined business…, page 18

3.   It appears that the bulleted list within this risk factor is presenting multiple risks. To the extent that any of the risks disclosed in this bulleted list are significant enough to warrant separate risk factors, please revise accordingly.

Risks Related To Consonus

We are subject to restrictive debt covenants that impose operating and financial restrictions on our operations and could limit our ability to grow our business…, page 22

4.   Please note that each risk factor should address a single, material risk. It appears that this risk factor is addressing the risk that STI will be unable to grow its business due to restrictions in its debt covenants as well as the risk that STI will default on these debt covenants. Please revise to separate this risk factor into two risk factors.

Background of the Merger

Midas Medici, page 30

5.   We note your response to comment 12 in our letter dated July 27, 2010 and we reissue the comment. Please provide the information required by Item 1015(b) of Regulation M-A with respect to your retained, independent investment bank and the fairness opinion that was obtained by management. Note that we will be unable to take your registration statement effective until we have had sufficient time to review these materials.

6.   Please expand your narrative to describe how Midas Medici's board considered Consonus' ongoing debt covenant defaults and working capital deficiency in making the determination that the merger transaction was fair and in the best interest of Midas Medici's shareholders. Also address how Consonus' liquidity issues were considered in determining the fair value of Consonus' shares.

Consonus, page 31

7.   We note your response to comment 14 in our letter dated July 27, 2010. Please add the disclosure you provide in your response to your registration statement.

Interests of Consonus' Directors and Executive Officers in the Merger, page 36

8.   We note your response to comment 16 in our letter dated July 27, 2010. Please clarify
        whether you intend to negotiate new employment agreements with Messrs. Baffour and
        Kachidza after the consummation of the merger.

Strategic Trends Driving the Merger, page 35

9.   We note your response to comment 17 in our letter dated July 27, 2010. Supplementally,
        please provide highlighted copies of the data which you used to make the projections on
        pages 37 and 38 for review.

Termination Fee and Expenses, page 52

10.   We note your response to comment 20 in our letter dated July 27, 2010. Please include
        the information provided by your response within your registration statement regarding
        the amount of termination fee.

Agreements Related to the Merger Agreement, page 3

Consonus Voting Agreements, page 53

11.   We note your response to comment 18 in our letter dated July 27, 2010. Please disclose
        the names of the shareholders of Consonus that entered into the voting agreements with
        Midas Medici and Consonus, and advise us whether these shareholders were officers,
        directors and/or 5% beneficial owners of the outstanding common stock of Consonus.
        Please refer to Compliance and Disclosure Interpretations, Securities Act Sections,
        Question 239.13, which can be found on our website, for guidance.

Consonus' Management's Discussion and Analysis of Financial Condition and Results of
Operations

Liquidity and Capital Resources, page 83

12.   We note your response to comment 23 in our letter dated July 27, 2010 and the related
        disclosure on page 83 that Consonus continues to explore potential equity and debt
        financings. Please disclose when you expect to address your working capital deficiency.
        If you plan to issue additional securities please provide a description of these plans. If
        you plan to incur additional debt, please provide a brief description of the terms of such
        debt instruments and the identities of any potential lenders.

13.   We note your response to comment 24 in our letter dated July 27, 2010 and the related disclosure on page 83 that on September 30, 2010, the Consonus entered into a Forbearance Agreement with Avnet in which Avnet agreed that it will not exercise any default remedy from the date of the agreement through the forbearance termination date of December 31, 2010, as long as no additional defaults occur during the forbearance period. Given Consonus' history of past defaults, within this section, please address the possibility that Consonus will default on its debt covenants in the future. Also, please describe the consequences of further defaults on your Forbearance Agreement. See Section III.B of Commission Interpretive Release No. 33-6835.

Exhibits

14.   We note your response to comment 30 in our letter dated July 27, 2010. Please file your tax opinion as soon as possible as we will need time to review the opinion before taking your filing effective.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bob Telewicz, Staff Accountant, at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk, Attorney-Advisor, at (202) 551-3657 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Thomas A. Rose, Esq.
        Sichenzia Ross Friedman Ference LLP
        Via *facsimile*: (212) 930-9725